UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 3, 2021

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Technical and Securities Management Office

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A. – Material Fact

Technical Assistance Contract - Related Party

Dear Sirs,

I am pleased to address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor SA) (the “Company”) in compliance with current regulations, with the purpose to inform that at its meeting held yesterday, the Board of Directors of the Company resolved to approve, by a majority of directors, the acceptance of the Technical Assistance Offer (the "Offer") made by Empresa de Energía del Cono Sur S.A.

In compliance with articles 72 and 73 of Law 26,831 of the Capital Market Law, the Audit Committee of the Company, at its meeting held yesterday, analyzed the Offer, and concluded by majority, that the same may be reasonably considered adequate under normal and customary market conditions. This pronouncement, as well as the opinion report of the independent advisory firm, are available to the shareholders at the company´s head office.

It is hereby noted that the relevant part of the Audit Committee minutes have been published under the website of Comision Nacional de Valores (Argentine Securities Commission) www.cnv.gov.ar ID 2829509 and the Board of Directors minutes under ID 2829511.

Yours faithfully,

German Ranftl

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: December 3, 2021